August 1, 2023

**VIA E-MAIL**

Tempo Automation Holdings, Inc.
2460 Alameda St.,
San Francisco, CA 94103
Attention: Joy Weiss
Email: joy@tempoautomation.com

Re: Notice of Termination of Securities Purchase Agreement

Dear Ms. Weiss:

Reference is hereby made to that certain Securities Purchase Agreement, dated as of March 25, 2023, by and among Tempo Automation Holdings, Inc., a Delaware corporation ("Buyer"), Optimum Design Associates, Inc., a California corporation ("ODA"), Optimum Design Associates Pty. Ltd. ("ODA Australia" and, together with ODA, the "Acquired Companies"), Nick Barbin and Roger Hileman ("Sellers") as amended by that certain First Amendment to Securities Purchase Agreement, dated as of May 12, 2023, by and among Buyer, the Acquired Companies and the Sellers (collectively, the "Purchase Agreement"). Capitalized terms used but not defined in this letter have the respective meanings ascribed to such terms in the Purchase Agreement.

Sellers hereby give Buyer notice of termination of the Purchase Agreement with respect to the U.S. Transactions pursuant to Section 11.1(b) thereof. Termination is based upon the U.S. Closing Date having not occurred by July 31, 2023.

As a result of the foregoing, the Purchase Agreement is immediately terminated and, pursuant to Section 11.2 thereof, void with respect to the U.S. Transactions.

Further, Sellers hereby request that Buyer mutually agrees to terminate the Purchase Agreement with respect to the Australian Transactions pursuant to Section 11.1(a) thereof. Please indicate your consent and agreement to the foregoing by countersigning in the space below and emailing a countersigned copy of this letter to Nick Barbin at nbarbin@optimumdesign.com.

This letter does not constitute a complete expression of all of Sellers' views, rights or remedies and is without prejudice to or waiver of any claims and defenses they have, all of which are expressly reserved.

Please feel free to contact me with any questions regarding this matter.

Best,

Nick Barbin

Roger Hileman

cc: Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention: Ryan J. Maierson; Thomas G. Brandt
Email: ryan.maierson@lw.com; thomas.brandt@lw.com

With respect to termination of the Purchase Agreement with respect to the Australian Transactions, consented and agreed to:

Tempo Automation Holdings, Inc.

By: ______________________________
Name: Joy Weiss
Title: Chief Executive Officer